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                                   FORM 6-K/A



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

              For the period 7 September 1999 to 16 November 1999

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     ______________________________________
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                                    CONTENTS



     This report on Form 6-K contains the following:


     1.   First Quarter Result to 30 September 1999
          -----------------------------------------

     1.1  Condensed Financial Statements*
     1.2  Management Commentary*
     1.3  Media Release dated 16 November 1999*

     2.   Miscellaneous Media Releases
          ----------------------------

     2.1  Telecom Appoints Theresa Gattung to Board of Directors*

     [*Previously filed]



                     _____________________________________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         TELECOM CORPORATION OF NEW
                                         ZEALAND LIMITED

                                              /s/ Malcolm Ross Gillespie
                                         By:  ___________________________
                                              Malcolm Ross Gillespie
                                              Company Secretary



                                              Dated:     13 March 2000